FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	May	2006
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

    .

Document 1. 2. 3. 4.

News Release dated May 1, 2006 (“Telstra to Launch BlackBerry Connect for Palm Treo 650 Smartphone in Australia")

News Release dated May 1, 2006 (“RIM to Host Fifth Annual Wireless Enterprise Symposium")

News Release dated May 1, 2006 (“Research In Motion Comments on Patent Complaint by Visto")

News Release dated May 2, 2006 (“RIM CFO to Present at 8th Annual Piper Jaffray Hardware and Communications Conference")

Page No 3 2 2 1

Document 1

May 1, 2006

FOR IMMEDIATE RELEASE

Telstra to Launch BlackBerry Connectfor Palm Treo 650 Smartphone in Australia

SUNNYVALE, Calif., and WATERLOO, Ontario – Telstra, Palm, Inc. (Nasdaq: PALM) and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced that BlackBerry(R) Connect(TM) for the Palm(R) Treo(TM) 650 smartphone on the Telstra Network will be available early next month in Australia. Telstra customers now have a wider choice of devices that support the robust and secure capabilities of the BlackBerry services and a wider choice of wireless email solutions that support the feature-rich Treo 650 smartphone.

BlackBerry Connect enables new and existing Treo 650 users to benefit from many popular features of the BlackBerry “push”-based architecture via BlackBerry Enterprise Server (TM).

Telstra’s general manager of Mobiles, Mr Martin Conneely, said Telstra was partnering with industry leaders to offer its customers relevant mobility solutions and devices.

“With more than 2,000 business and government customers using our mobility solutions, we have a lot of experience integrating these services with their existing business processes,” Mr Conneely said. “Many of our customers have realized significant productivity gains and competitive advantage from mobilizing business applications for their field workers and some have seen return on investment within three months.

“The benefits of the Palm Treo mobility solution are that it integrates a mobile phone with the BlackBerry push email solution and allows customers to access a wider range of business applications. This means our customers can do more using just the one device.”

“Support for BlackBerry Connect makes the Treo 650 even more compelling for businesses in Australia,” said John Hartnett, senior vice president of worldwide sales and customer relations, Palm, Inc., “and it demonstrates Palm’s promise to provide customers with a broad range of world-class, enterprise-strength mobile-computing solutions to meet mobile email needs and more.”

Norm Lo, vice president for Asia Pacific at RIM, said, “BlackBerry provides a powerful and optimized wireless solution to satisfy the requirements of millions of mobile professionals worldwide. We are very pleased to bring BlackBerry Connect to the Treo 650 with Palm and Telstra. With BlackBerry Connect, Telstra’s corporate customers are now able to take the advantage of the proven “push”-based BlackBerry architecture on a broader choice of BlackBerry-enabled handsets, including the Treo 650.”

BlackBerry Connect for the Treo 650 smartphone supports the following features:

o "Push" Corporate Email delivers messages automatically -- and wirelessly -- to the Treo 650 smartphone's VersaMail(R) inbox. Changes to the inbox, including read/unread status and deletion, are automatically synchronized between the user's PC and the Treo 650.
o Wireless Calendar Synchronization keeps the Treo 650 smartphone's built-in Calendar up to date remotely, allowing users to receive, accept or decline meeting requests on the go.
o Attachment Viewing lets users view Excel, Word, PowerPoint, or PDF documents while on the road.(1)
o Remote Address Lookup (RAL) allows users to search their corporate directory wirelessly for email addresses without the need to download every name to the Treo 650.
o Extends the benefits of BlackBerry Enterprise Server to the Treo 650, including centralized device management, IT policies such as over-the-air device disablement and password device lock, and Triple DES encryption supporting end-to-end security.

The award-winning Palm Treo 650 smartphone makes it easier than ever for mobile professionals to stay connected. The Treo 650 combines a compact, full-featured mobile phone with email, an organizer, messaging and web access, allowing users to organize and simplify their business and personal lives all in one place. (2)

The Treo 650 has won acclaim for its intuitive user interface, award-winning form factor, and the availability of more than 29,000 third-party Palm OS(R) applications and enterprise solutions. With third-party software applications available in finance, insurance, real estate, healthcare, education, sales force automation and IT management, users have the ability to mobilise enterprise data now, and the opportunity to leverage a vast community of developers to expand custom enterprise solutions.

More information is available at: http://www.palm.com/us/enterprise/products/blackberry_connect.html.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(R) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.BlackBerry.com.

About Palm, Inc.

Palm, Inc., a leader in mobile computing, strives to put the power of computing in people’s hands so they can access and share their most important information. The company’s products for consumers, mobile professionals and businesses include Palm(R) Treo(TM) smartphones, Palm handheld computers, and Palm LifeDrive(TM) mobile managers, as well as software, services and accessories.

Palm products are sold through Internet, retail, reseller and wireless operator channels throughout the world, and at Palm Retail Stores and Palm online stores (http://www.palm.com/store).

More information about Palm, Inc. is available at http://www.palm.com.

_________________

(1)     Attachments that are sent via email can be opened by using the BlackBerry Attachment Viewing Service or via native file viewers on the Treo 650 smartphone. Please refer to the BlackBerry Connect for Treo 650 smartphone User Guide for supported files and size limitations.

(2)     Within wireless service coverage area only. Availability and coverage depends upon carrier and the geographic scope of international roaming agreements. Email, messaging and web access requires data services from a mobile service provider at an additional cost.

Media Contacts:
Marisa Conway
Brodeur for RIM
(212) 771-3639
mconway@brodeur.com

Jimmy Johnson
Palm, Inc.
408.617.7456
jimmy.johnson@palm.com

Investor Contacts:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Palm Investor Relations
Sandy O'Halloran
408.617.7639
sandy.ohalloran@palm.com

Palm, Palm OS, Treo, LifeDrive and VersaMail are among the trademarks or registered trademarks owned by or licensed to Palm, Inc. All other brand and product names are or may be trademarks of, and are used to identify products or services of, their respective owners.

Forward-looking statements from RIM:

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

Document 2

May 1, 2006

FOR IMMEDIATE DISTRIBUTION

RIM to Host Fifth Annual Wireless Enterprise Symposium

Waterloo, ON – Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) will host the fifth annual Wireless Enterprise Symposium from May 16 – 18, 2006 in Orlando, Florida. The symposium will gather industry leaders to deliver insightful and informative sessions on the broadening scope of wireless enterprise technologies. Wireless Enterprise Symposium delivers unparalleled, high-impact content at both the strategic and hands-on levels, providing IT professionals and business executives with the information and tools needed to effectively plan, implement and advance their wireless enterprise strategy.

Wireless Enterprise Symposium 2006 co-sponsors include IBM, Intel, Symbian, TeleNav, Cingular Wireless, Sprint, T-Mobile USA, Verizon Wireless, ThinPrint, salesforce.com and Software Spectrum. In addition, insights will be shared by leading experts from Forrester, IDC, Ovum, Strategy Analytics, the 56 Group, Venture Development Corporation and Yankee Group. Approximately 100 exhibitors will also be on hand in the Solutions Showcase.

Keynote speakers at this year’s Wireless Enterprise Symposium include Steve Levitt, author of Freakonomics, Jerry Linenger, former NASA astronaut and author of The Sky Is Not the Limit: My 132 Days Off the Planet and Michael Raynor, Director of Deloitte Research and coauthor of The Innovator’s Solution. In addition, a broad array of general sessions, technical seminars, case studies, demonstrations, exhibits, training, labs and workshops will offer insightful and educational opportunities.

Wireless Enterprise Symposium 2006 features five tracks with a choice of more than 100 sessions to enable attendees to customize and maximize their learning opportunities.

Track 1 – Managing a Superior Wireless Architecture

This track will help IT administrators increase their knowledge about launching or extending wireless solutions using the BlackBerry® platform. This track is for information technology professionals that are involved in managing or administering wireless infrastructure.

Track 2 – Developing Powerful Wireless Applications

This track is for developers who are interested in BlackBerry MDS Studio™, how to deploy new applications, how to maintain and extend existing applications and hot to troubleshoot the integration of applications.

Track 3 – Understanding the Wireless Landscape

Ideal for business and technology professionals, this track features a series of panels with leading analysts who have a keen understanding of the forces shaping the wireless industry.

Track 4 – Leading the Wireless Revolution

This track is ideal for strategists and organizational leaders who are interested in attending a unique mix of panels, workshops and presentations that provide an in-depth look at the wireless industry’s hottest products and services.

Track 5 – Leading Solutions

This track is for decision makers who are looking for perspective and guidance on taking their wireless deployment to the next level.

For more information on Wireless Enterprise Symposium 2006, or to register online, please visit: http://www.wirelessenterprisesymposium.com.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Marisa Conway
Brodeur (for RIM)
+1 (212) 771-3639
mconway@brodeur.com

RIM Investor Contact:
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

Document 3

May 1, 2006

Research In Motion Comments on Patent Complaint by Visto

Waterloo, Ontario – Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM) today learned that a complaint alleging patent infringement has been filed in the U.S. Eastern District Court of Texas by Visto Corporation against RIM. Visto is alleging infringement of four patents (#6,023,708, #6,085,192, #6,151,606 and #6,708,221) and seeking an injunction and monetary damages.

Visto has already filed patent complaints against several companies in the industry, including Microsoft, Good Technology, Smartner and Sproqit. Visto filed its complaint against RIM immediately following a jury verdict in its litigation against Seven Networks.

RIM has been monitoring Visto’s litigation against other companies in the industry and, based on prior art and actual products in market, RIM believes Visto’s patents are invalid. Further, Visto’s patent claims as directed against Seven Networks refer to a different type of system than RIM’s technology. RIM believes it does not infringe Visto’s patents and will file its legal response in due course. In addition to challenging validity and infringement, RIM will now also consider asserting its own patents against Visto.

RIM is fully prepared and equipped to deal with the matter and will continue to disclose material information as it becomes available. RIM does not expect its customers to be impacted by Visto’s complaint and, given the status of Visto’s current litigation with other companies, it is unlikely that any material court proceedings in this litigation could begin prior to the middle of calendar 2007.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact:
Courtney Flaherty
Brodeur Worldwide for RIM
212.771.3637
cflaherty@brodeur.com

Investor Contact:
RIM Investor Relations
519.888.7465
investor_relations@rim.com

_________________

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws relating to RIM’s plans and expectations regarding Visto’s complaint against RIM. The terms and phrases “expects”, “believes”, “will”, “will now also consider”, “fully prepared and equipped” , “it is unlikely” and similar terms and phrases are intended to identify these forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Such forward-looking statements are subject to a number of risks and uncertainties, including, in particular, the inherent uncertainty regarding the outcome of any litigation, and the risks and uncertainties and potential outcomes that are described in the risk factors titled “The Company May Infringe on the Intellectual Property Rights of Others” and the other risks described in the “Risk Factors” section of RIM’s Annual Information Form for fiscal 2005, which is included in its Annual Report on Form 40-F for fiscal 2005, and Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months and nine months ended November 27, 2005 (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM’s forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Document 4

May 2, 2006

FOR IMMEDIATE RELEASE

RIM CFO to Present at 8th Annual Piper Jaffray Hardware and Communications Conference

Waterloo, ON – Dennis Kavelman, Chief Financial Officer at Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) will present at the 8th Annual Piper Jaffray Hardware and Communications Conference in New York, NY on Thursday, May 11, 2006. The presentation, which is scheduled to begin at approximately 2:40 p.m. Eastern Time, will be available via live audio webcast on RIM’s website and can be accessed by logging on at www.rim.com/investors/events/index.shtml.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Marisa Conway
Brodeur for RIM
212.771.3639
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
519.888.7465
investor_relations@rim.com

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	May 17, 2006	By:	/s/ Brian Bidulka (Signature)
Brian Bidulka
Vice President, Corporate Controller